

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Via U.S. Mail and Fax (973) 242-5176

James T. Foran
General Corporate Counsel
Public Service Enterprise Group Incorporated
80 Park Plaza, P.O. Box 1171
Newark, New Jersey 07101-1171

     Re: **Public Service Enterprise Group Incorporated**
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed February 25, 2010
            Definitive Proxy Statement on Schedule 14A
            Filed March 8, 2010
            Form 10-Q for the Quarterly Period Ended March 31, 2010
            Filed May 6, 2010
            File No. 001-09120

Dear Mr. Foran:

     We have completed our review of your filings and do not have any further comments at this time.

                           Sincerely,

                           H. Christopher Owings
                           Assistant Director